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Exhibit 11

BOISE CASCADE CORPORATION AND SUBSIDIARIES
Computation of Per Share Earnings

	Year Ended December 31
	2002		2001		2000
	(thousands, except per-share amounts)
Basic
Net income (loss)	$11,340		$(42,501)		$178,574
Preferred dividends(a)	(13,101)		(13,085)		(13,095)

Basic income (loss)	$(1,761)		$(55,586)		$165,479

Average shares used to determine basic income (loss) per common share	58,216		57,680		57,288

Basic income (loss) per common share	$(.03)		$(.96)		$2.89

Diluted
Basic income (loss)	$(1,761)		$(55,586)		$165,479
Preferred dividends eliminated	13,101		13,085		13,095
Supplemental ESOP contribution	(11,809)		(11,738)		(11,192)

Diluted income (loss)	$(469)		$(54,239)		$167,382

Average shares used to determine basic income (loss) per common share	58,216		57,680		57,288
Stock options and other	355		447		253
Series D Convertible Preferred Stock	3,519		3,670		3,872

Average shares used to determine diluted income (loss) per common share	62,090		61,797		61,413

Diluted income (loss) per common share	$(.01	)(b)	$(.88	)(b)	$2.73

(a)
The dividend attributable to the company's Series D Convertible Preferred Stock held by the company's ESOP (employee stock ownership plan) is net of a tax benefit.

(b)
For the years ended December 31, 2002 and 2001, the computation of diluted loss per common share was antidilutive; therefore, amounts reported for basic and diluted loss were the same.

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  Exhibit 11